FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation regarding Fourth Quarter and Full Year 2009 results.

REPSOL

Repsol YPF

Fourth Quarter & Full Year 2009 Results

WEBCAST – CONFERENCE CALL February 25th, 2010

Antonio Brufau

CEO

February 2010

REPSOL

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on December 2009. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

REPSOL

Macro Situation

REPSOL

Results

CCS Adjusted Operating Income

Million € Million €

6000

5000

- 49%

4000

3000

5440

2000

2761

1000

0

FY 08

FY 09

- 26%

2000

1000

1020

750

0

4Q 08

4Q 09

REPSOL

Macro Situation

Brent Prices

130

120 110 100

$ /Bbl 90

80

70

60

50

40

1Q

2Q

3Q

4Q

2009

2008

Henry Hub prices

12.0

10.0

8.0

6.0

4.0

2.0

0.0

1Q

2Q

3Q

4Q

U$/Mbtu

Refining Margin

10.0 8.0 6.0 4.0 2.0

0.0

1Q

2Q

3Q

4Q

U$/Bbl

REPSOL

Macro Situation

Refining margin in Europe Mid-Cycle

$20

$15

$10

$5

$0

-$5

1st Quartile

2nd Quartile

3rd Quartile

4th Quartile

Cartagena with investment

Improvement at Mid-cycle (*)

Cartagena without investment

2008

Mid-Cycle

1. Net Cash Margin = Gross Margin ($/bbl) – Cash Operating Expenses ($/bbl).

Fuente: WoodMackenzie Refinery Evaluation Model

(*) Refining margin GAP of 5 us$/bbl in a low cycle year as 2009

REPSOL

Macro Situation

R&M Integrated Margin 2009

Repsol’s integrated margin was x1.5 and 3.5x vs Sector, in years 2008 and 2009, respectively.

($/bbl)

12.0

8.0

4.0

0.0

-4.0

Repsol YPF Sector(max min)

2008

2009

($/bbl)

20,0

16,0

12,0

8,0

4,0

0,0

-4,0

-8,0

Repsol YPF Sector(max min)

4T08

4T09

(1) R&M CCS adjusted operating profit divided by crude oil distilled

(2) Repsol data includes REFAP in all the periods to make an homogeneus comparison.

(3) “Sector” companies included: BP, Chevron Texaco, Conoco Phillips, ENI, Exxon Mobil, Marathon Oil, Petroplus, Shell, Sunoco, Tesoro, Total and Valero.

(4) “Sector” averaged with integrated margin and distillation of each company.

Source: Companies’s earnings releases / Own Estimates

REPSOL

Macro Situation

Argentina Prices – Pump Stations Price Before Taxes

Local Currency

4Q09/4Q08

2009/2008

• Gasoline:

+23%

+29%

• Diesel:

+27%

+25%

pesos/m3

3500

2900

2300

1700

1Q08

2Q08

3Q08

4Q08

1Q09

2Q09

3Q09

4Q09

Regular gasoline

Diesel

US$

4Q09/4Q08 2009/2008

• Gasoline:

+7%

+9%

• Diesel:

+10%

+6%

us$/m3

900 800 700 600 500

1Q08

2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09

Regular gasoline

Diesel

Average exchange rate Peso/U$

Peso/U$

4.5

4.0

3.5

3.0

2.5

2.0

1Q

2Q

3Q

4Q

2008

2009

REPSOL

Liquidity position

Million Euro

14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

4Q08 1Q09 2Q09 3Q09 4Q09

Date

70%

60%

50%

40%

30%

20%

10%

0%

Gross debt+Preferred Liquidity Liquidity/Gross debt + Pref

Data Ex Gas Natural

REPSOL

Savings Plan

EXPENSES

800 M€ LESS THAN 2008 (1)

Number of measures: 1,190

(1) 12M cummulative on a like-for-like basis

Upstream Corporation 14% 11% LNG

1%

Downstream YPF

33% 41%

Other Personnel 16% 9% Trading & Transport

11% External Services 64%

REPSOL

Capex Program

INVESTMENT

Bn€ 30 25 20 15 10

28.9

25

SP 08-12 SP 08-12 Update

PROJECT

• Sines

• Block 39

• Kinteroni

• Margarita

STATUS

Note: Data ex Gas Natural

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

REPSOL

Year 2009 Main Developments

Main Developments

Exploratory successes: 8 in 2008 and 15 in 2009

Success rate in 2008(*): 26%

Success rate in 2009(*): 50%

(*) appraisals not included



US GoM
- Buckskin
1
Spain
- Lubina
- Montanazo
2
Morocco
- Anchois 1
1
Libya
- Y1 (NC 186)
- NC-202 (Barracuda)
5
2
Venezuela
- Perla 1 (Cardon-IV)
1
Colombia
- Cosecha Z
- Cosecha Y Norte
- Capachos Sur 1
3
Sierra Leone
- Venus B-1
1
Peru
- Kinteroni (bloque 57)
1
Bolivia
- Huacaya X1
1
Brazil (*)
- Guara
- Iguazu
- Piracuca
- Panoramix
- Abaré Oeste
5
Algeria
- AZSE-2
- TIO-3 (Reggane)
- KLS-1 (Reggane)
- OTLH-2 (Ahnet)
- TGFO-1 (Ahnet)
2008
2009

15

REPSOL

Main Developments

Contingent Recoverable Resources and Reserves Replacement Ratio

Mboe

600 500 400 300 200 100 0

Contingent Recoverable Resources

(Yearly Drilling)

+55% 550

+48% +99% 355 239

120

2006 2007 2008 2009

MUS$

700 600 500 400 300 200 100 0

Drilling Investment / Succesful Drilling

2006 2007 2008 2009

80% 60% 40% 20% 0%

Drilling investment Succesful Drilling Investment

Reserves Replacement Ratio

100% 80% 60% 40% 20% 0%

94% 65% 35%

2007 2008 2009

Net Upstream figures at 31-Dec-09 (excludes YPF)

REPSOL

Main Developments

Number of exploration blocks evolution

The evolution of Repsol exploration and production mineral rights reflects the global trend of the industry: even though the number of blocks has increased, the total surface has diminished due to the decreasing size of the blocks.

400 300 200 100

0

2004 2005 2006 2007 2008 2009

REPSOL

Main Developments

Exploration presence

Norway Canada

Spain USA (Alaska)

Kazahstan Morocco

Algeria Cuba USA (GoM) Mauritania

Libya Liberia-Sierra Leone Venezuela Guyana-Surinam

Saudi Arabia Colombia Trinidad&Tobago

Equatorial Guinea Peru Brazil

Bolivia

REPSOL

Main Developments

Production growth

Year Quarter

kboed kboed 400 400

+ 5.4% + 5.8%

(*)

300 300

200 200

333 334 330 349

100 100

0 0

2008 2009 4Q08 4Q09

(*) Impact on production due to contractual and regulatory changes in Libya, Bolivia and Ecuador

2008 Production Mix 2009 Production Mix 4T08 Production Mix 4T09 Production Mix

38% 40% 38% 43% 62% 60% 62% 57%

Liquids Gas Note: All figures exclude Argentina

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

Status Key Growth Projects



FID
START UP
New Exploration
Morocco
Rest of Libya
Brazil Rest of Brazil
Brazil Rest of BSM-S-9
Tarragona Deep conversion
US GoM Buckskin
Sierra Leone Venus
Venezuela Carabobo
Venezuela Perla
CCR YPF
Brazil Guara
Peru Kinteroni
Bolivia Margarita-Huacaya
Cartagena
Algeria Reggane
Peru LNG
Bilbao
Canada Canaport
US GoM Shenzi
Libya I/R
Plada
Peru Block 39
Sines
Proyects suspended/ delayed
Visualization/ Study
Evaluation/ Design
Engineering/ Construction
Operation
Progress
Legend:
Proyects currently suspended / delayed
Size of circles directly related to Capex 2008-2012 of each proyect.
Upstream
Downstream
GNL
Note: Capex of Projects under study need to be estimated

21

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

REPSOL

2009 Results

REPSOL

Results

CCS Adjusted Operating Income

Million €

Million €

6000 2000 5000

- 49%

4000

- 26%

3000 1000

5440

2000

2761 1020 750

1000

0 0

FY 08 FY 09 4Q 08 4Q 09

REPSOL

4Q 2009 Upstream

Adjusted Operating Income

Million €

600

500 180

400

(77) 50

300 (69)

200

(111)

252

100 225

0

4Q08 Price effect net of taxes Volume Exploration Costs Exchange rate Depreciation & Others 4Q09

REPSOL

2009 Results Upstream

Adjusted Operating Income

Million €

2500

2000

1500

2227

94 1000 41 86 99

500 884 (1661)

0

2008

Price effect net of taxes

Volume

Exploration Costs

Exchange rate

Depreciation

& Others

2009

REPSOL

4Q 2009 Downstream

CCS Adjusted Operating Income

Million €

600 500 400

300 (516)

566 139

200

(13) 64 100

(133) 95 (12) 0

4Q08

Refining Margin

Topping Volume

Marketing

Chemical

Exchange rate

Others

4Q09

REPSOL

2009 Results Downstream

CCS Adjusted Operating Income

Million €

2000

1500

1000

1559 54 1 27 186 500

(1123) 647 (57)

0

2008

Refining Margin

Topping Volume

Marketing

Chemical

Exchange rate

Others

2009

REPSOL

4Q 2009 YPF

Adjusted Operating Income

Million €

400

141

106 300

93

200 49

(83)

331

100

(104) (2)

131

0

4Q08

Price increases in domestic markets

Export prices & international price related products net of taxes

Volume sales

Gas

Costs

Depreciation

Others

4Q09

REPSOL

2009 Results YPF

Adjusted Operating Income

Million €

1500

26

1000

93 78 (565)

1317 243

500 (175)

789

(228)

0

2008

Price increases in domestic markets

Export prices & international price related products net of taxes

Volume sales

Gas

Costs Depreciation Others 2009

REPSOL

Gas Natural

Adjusted Operating Income

Million €

800

200

+ 36%

600

+ 31%

150

400

100 745 185 568 136

50 200

0 0

4Q 08 4Q 09 2008 2009

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

REPSOL

Financial Overview

Credit metrics overview

Million Euro

NET DEBT

CAPITAL EMPLOYED

NET DEBT / CAPITAL EMPLOYED (%)

EBITDA

EBITDA / NET DEBT

NET INTEREST

NET INTEREST + DIVIDENDS PREFERRED SHARES

EBITDA / NET INTEREST

EBITDA / NET INTEREST + DIVIDENDS PREFERRED

31 Dic 08 (Ex Gas Nat.)

2,030 26,434

7.7%

7,273 3.6

136

345

53.5

21.1

31 Dic 09 (Ex Gas Nat.)

4,905 29,346

16.7%

5,517 1.1

231

366

23.9

15.1

REPSOL

Financial Overview

Maturities as of December 2009

M€

4000 3000 2000 1000

0

2010 2011 2012

REPSOL YPF GAS NATURAL

REPSOL

Agenda

Macro Situation

Main Developments

Status Key Growth Projects

4th Q 2009 and Annual Results

Financial Overview

2010 Perspectives

REPSOL

2010 Perspectives

Strong appraisal activity (Brazil, Venezuela, Sierra Leone, Gulf of Mexico)

Exploratory Wells in Brazil, Colombia, Kazakhstan and Libya

Production increase: almost 3%

Dowstream business: slow recovery

Peru LNG Plant will start operations by mid year

YPF: results should continue improving

Capex (ex Gas Natural): 4.8 B€

REPSOL

REPSOL

Repsol YPF

Fourth Quarter 2010 Preliminary Results

WEBCAST – CONFERENCE CALL

February 25th, 2010

Antonio Brufau

CEO

February 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 25th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer